UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

MAGIC COMMUNICATIONS , INC.

(Exact name of registrant as specified in charter)

Delaware	0-50090	13-3926203
(State or jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1179 Center Point Drive, Henderson, NV	89074
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (702) 565-7866

West Main Street, Elmsford, New York 10523

(Former name or former address, if changed since last report)

MAGIC COMMUNICATIONS , INC.

(also known as Post Tension of Nevada)

1179 Center Point Drive

Henderson, NV 89074

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION

OF THE BOARD OF DIRECTORS

APRIL 23, 2007

This Information Statement is being furnished to holders of record of the common stock of Magic Communications, Inc., a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by the Company’s stockholders is required in response to this Information Statement. Proxies are not being solicited.

INTRODUCTION

Effective on April 12, 2007 (the “Closing”), Post Tension of Nevada, a Nevada corporation (the “Company”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Magic Communications, Inc., a Delaware corporation (“Magic”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, PTNV Acquisition Corp, a Florida corporation (“Acquisition Corp.”)and a wholly-owned subsidiary of magic (the “Merger”), will merge with and into PTNV. As a result of the Merger, the Company will become a wholly-owned subsidiary of Magic.

As a consequence of the Merger, John Hohman, Edward Hohman and Kelly T. Hickel were appointed to the Board of Directors, effective April 23, 2007 (ten days from the Closing of the Merger Agreement)

Please read this Information Statement carefully. It contains certain biographical and other information concerning the Company’s executive officers and directors after completion of the transactions under the reorganization agreement.

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

As a consequence of the Merger, Stephen D. Rogers and Maureen Rogers have resigned as officers and directors. Edward Hohman, John Hohman, and Kelly T. Hickel are appointed to the Board of Directors. In addition, Stephen D. Rogers and Maureen Rogers may designate two additional members to the Board of Directors.

As a consequence of the reverse merger transaction, Edward Hohman shall be appointed as President; John Hohman shall be appointed as Chief Operating Officer, and Kelly T. Hickel as acting Chief Financial Officer and Secretary.

The names of each appointed director or officer are listed below with their appointed officer/director position adjacent to their name and their respective biographies below.

Name	Age	Title(s)
Edward Hohman	51	Chairman and President Director
John Hohman	52	Chief Operating Officer Director
Kelly T. Hickel	65	Acting Chief Financial Officer and Secretary Director

EDWARD HOHMAN has been Chairman of the Board and President of Post Tension of Nevada since 1988. Mr. Edward Hohman was a Journeyman Ironworker from 1974 to 1994, during which time he helped complete such major projects as the San Onofre Power Plant, United Airlines Parking Garage LAX, Flamingo Hotel, Desert Inn Hotel, Tropicana Hotel, Horseshoe Hotel and Caesars Palace Hotel. Mr. Edward Hohman became Foreman in 1978 and a partner in Trojan Steel in 1981 through 1988.

JOHN HOHMAN has been Chief Operating Officer and a Director of Post Tension of Nevada since 1988. Mr. John Hohman was a Journeyman Ironworker from 1973 to 1994, during which time he helped complete such major projects as the Steamboat Springs Power Plant, St Mary’s Hospital in Phoenix, Fashion Show Mall in Las Vegas and many highway and infrastructure projects. He became Foreman and then Superintendent and then, in 1981, Area Superintendent. In 1990, Mr. John Hohman started his own reinforcing steel company which was merged into Post Tension of Nevada in 1993.

KELLY T. HICKEL was appointed as Chairman of Paradise Music & Entertainment, Inc. (PDSE.pk) in February 2001and served until June 2006. Mr. Hickel was the turn-around President to Miniscribe Corp., a troubled Fortune 500 disk drive manufacturer, from 1989 to 1990. In 1989 MiniScribe was the then-largest high technology company fraud in U.S. history. Mr. Hickel helped conduct a 363B sale to Maxtor from bankruptcy and supported the estate as it returned $900 million to its stakeholders including 41% of the value to the public shareholders. Mr. Hickel has been building products and services based on the Internet since 1981. He was the President of the Maxwell Technology Information Systems Group from 1993 until 1997. During his tenure, Maxwell was the 9th. best performing stock on NASDAQ in 1996. Mr. Hickel was, recently, Chairman and Chief Restructuring Office of The Tyree Company in Farmingdale, New York from February 2005 to June 2006. Kelly has been Managing Director of The Turnaround Group, LLC and Strategic Growth Associates, a Denver-based advisory firm since 2002. Mr. Hickel is a graduate of Indiana University, with a Bachelors of Science and has attended coursework at Columbia University.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee. The Company does not have an audit committee charter or a charter governing the nominating process as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company may form an audit, compensation and nominating committee in the future. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes. However, the new management of the Company may establish a process for stockholder communications in the future.

STOCK OPTION PLAN

The board of directors, on November 24, 2002, adopted the Company’s 2002 Non-Statutory Stock Option Plan (“Plan”) so as to provide a critical long-term incentive for employees, non-employee directors, consultants, attorneys and advisors of the Company and its subsidiaries, if any. The board of directors believes that the Company’s policy of granting stock options to such persons will continue to provide it with a critical advantage in attracting and retaining qualified candidates. In addition, the Plan is intended to provide the Company with maximum flexibility to compensate plan participants. It is expected that such flexibility will be an integral part of the Company’s policy to encourage employees, non-employee directors, consultants, attorneys and advisors to focus on the long-term growth of stockholder value. As of April 23, 2006, no options were issued.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the Closing by:

•	each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the Closing;

•	each pre-Closing director and each person becomes a director post-Closing;

•	each of the named executive officers of the Company;

•	all pre-Closing directors and executive officers as a group; and

•	all directors and executive officers as a group post-Closing.

Pre-Closing

Name and Address of Beneficial Owner (1)	Beneficially Owned (2)	Number of Shares Percentage of Class (3)
Maureen Rogers	240,000	8.63%
Stephen D. Rogers	0	0%
Boulder Hill, Inc.(4)	210,000	7.55%
Karen Glenn	240,000	8.63%
Suzanne Keating	5,000	less than 1%
First Southwest Company(5)	252,000	9.06%
National Financial Services LLC(6)	200,000	7.19%
All officers and directors as a group (4 persons)	245,010	8.82%

(1)	The address for each person is c/o Magic Communications, Inc., 5 West Main Street, Elmsford, New York 10523

(2)	Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the common stock of the Company beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

(3)	Based on 3,414,000 shares of common stock issued and outstanding.

(4)	Boulder Hill, Inc. is a New York Corporation formed in March 1998 and its sole shareholder is Georgia Rogers.

(5)	First Southwest Company is located at 325 N. St. Paul, Suite 800, Dallas, Texas 75201.

(6)	National Financial Services LLC mailing address is P.O. Box 3731, Church Street Station, New York, New York 10281.

Post-Closing

Name and Address of Beneficial Owner (1)	Beneficially Owned (2)		Number of Shares Percentage of Class (3)
Edward Hohman	12,700,080		37.1%
John Hohman	12,700,080		37.1%
Kelly T. Hickel	911,840	(4)	2.6%
All officers and directors as a group (3 persons)	26,312,000		76.9%

(1)	The address for each person is c/o Post Tension of Nevada1179 Center Point Drive Henderson, NV 89074

(2)	Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the common stock of the Company beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

(3)	Based on 34,221,600 shares of Common Stock issued and outstanding (presuming the issuance of all shares to be issued pursuant to the terms and conditions of the Merger Agreement).

(4)	Based on 455,920 owned by Mr. Hickel and 455,920 held by The Turnaround Group, LLC of which Mr. Hickel is a Managing Director.

LEGAL PROCEEDINGS

The Company is not currently aware of any such legal proceedings or claims that it believes will have a material adverse affect on our business, financial condition or operating results.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company’s outstanding shares of common stock, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the fiscal year ended December 31, 2006, in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals’ immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company’s fiscal year.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL

ARRANGEMENTS

The Company has not entered into any employment contract with any of its executive officers. There are no compensatory plans or arrangements, including payments to be received from us, with respect to any person named in cash compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person’s employment with the Company or the Company’s subsidiaries, or any change in control of the Company, or a change in the person’s responsibilities following a change of control.

Following the Closing, it is anticipated that all executive will enter into employment contracts with the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. During fiscal year 2006, the officers, directors and 10% stockholders of the Company did not file all Section 16(a) reports they are required to file.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: April 23 2007.

MAGIC COMMUNICATIONS, INC.

/s/ Edward Hohman
Edward Hohman, President

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